Exhibit 99.6

DESCRIPTION OF SUBORDINATE VOTING SHARES AND PREFERRED SHARES

The following briefly summarizes the provisions of our articles of incorporation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

Our authorized share capital consists of an unlimited number of Multiple Voting Shares carrying fifty votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of preferred shares, issuable in series. At September 11, 2015, twelve series of preferred shares had been created and there were outstanding 1,548,000 Multiple Voting Shares and 21,518,880 Subordinate Voting Shares, as well as 6,016,384 Series C Shares, 3,983,616 Series D Shares, 4,060,481 Series E Shares, 3,572,044 Series F Shares, 10,000,000 Series G Shares, 12,000,000 Series I Shares, 9,500,000 Series K Shares and 9,200,000 Series M Shares. At September 11, 2015, 799,230 Multiple Voting Shares were effectively held by Fairfax through a minority ownership interest in The Sixty Two Investment Company Limited (“Sixty Two”).

Multiple Voting Shares and Subordinate Voting Shares

In this summary, the following terms have the following meanings:

“Current Major Shareholders” means any of Sixty Two and any subsidiary in respect of which Sixty Two owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary.

“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

“Permitted Transactions” means, with respect to any particular issuer: (i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); (ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and (iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder.

“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of Fairfax pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of Fairfax or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in Fairfax represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

“Relevant Person” means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than Fairfax) or partnership that does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) with the holder or any of the foregoing, in each case determined without regard to shares held by or through Fairfax;

“Subsequent Major Shareholders” means any person or group of persons who are acting jointly or in concert with respect to the affairs of Fairfax (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding (as defined below) contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding.

Dividend Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.

Voting Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to 50 votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.

Notwithstanding any other provision to the contrary, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time will be limited to represent, at such time, no more than the least of:

(i)                                     such number of votes that equals 41.8% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares (the “41.8% Limitation”);

(ii)                                  such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of Fairfax beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercises control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of Fairfax (the “49.9% Limitation”); and

(iii)                               one less than such number of votes that would result in Fairfax being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Income Tax Act (Canada), provided that the Multiple Voting Shares will at no time be entitled to less than one vote per share (the “Control Limitation”).

The votes attached to the Multiple Voting Shares will also be automatically and permanently reduced to one vote per share if:

(i)                                     neither the Current Major Shareholders nor Subsequent Major Shareholders own at least 1,548,000  Multiple  Voting  Shares,  representing  100%  of  the  currently  outstanding Multiple Voting Shares (the “Qualifying Shareholding”);

(ii)                                  subsequent Major  Shareholders did  not  make  an  unconditional offer  for  all  of  the Subordinate Voting Shares for a consideration per share at least equal to the value of the highest consideration paid by any Subsequent Major Shareholder for any Multiple Voting Share on or before the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding; or

(iii)                               there occurs, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

(A)                               any  issue  or  disposition  of  securities  of  any  issuer,  other  than  Permitted Transactions; or

(B)                               any acquisition, reorganization, recapitalization, redemption, reclassification, exchange,  consolidation,  amalgamation,  arrangement,  merger  or  other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which results in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding.

The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders’ meeting if, during the three months ending ten days prior to the date we send notice of the shareholders’ meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than Cdn$4.00 per share (subject to adjustment as specified in our articles of incorporation).

Restrictions on Certain Transactions

In the event that we effect an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of our shareholders entitled to vote thereon (other than a Pro Rata Transaction), the holders of Subordinate Voting Shares will have the right to receive, or the right to elect to receive, (i) the same form of consideration, if any, as the holders of Multiple Voting Shares, and (ii) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of Multiple Voting Shares are entitled to receive or elect to receive.

In the event that we effect a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will be entitled to receive, as consideration for each Multiple Voting Share, only one Subordinate Voting Share in respect of the Multiple Voting Share Transaction. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will in no event be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection therewith.

Shareholder Ratification

The  continued  effect  of  the  Multiple  Voting  Shares  carrying  50  votes  per  share  will  be  subject  to ratification by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class (a “Shareholder Ratification Vote”) in the circumstances described below. In determining the simple majority of the minority approval in respect of a Shareholder Ratification Vote, we will exclude the votes attached to the Subordinate Voting Shares that, to our knowledge, or the knowledge of our directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of Fairfax; and (iv) our officers and directors and their associates (as defined in the Securities Act (Ontario)).

A Shareholder Ratification Vote will be required in the following circumstances:

(i)                                     Commencing on August 31, 2015 and ending on December 31, 2020, and every five calendar years thereafter (each, a “Five Year Term”), if the aggregate number of outstanding voting shares on the last day of such period is at least 125% of the aggregate number of outstanding voting shares on the first day of such period, a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such Five Year Term.

(ii)                                  If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding voting shares on the  last day of the current Five Year Term is greater than 125% of the aggregate number of all voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on August 31, 2015), a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such current Five Year Term.

(iii)                               If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of issued and outstanding voting shares on the last day of any calendar year within the current Five Year Term (the “Acceleration Date”) is greater than 150% of the aggregate number of issued and outstanding voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on August 31, 2015), a Shareholder Ratification Vote will be held at the next annual meeting of shareholders following the Acceleration Date (and the next Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held).

Notwithstanding the Shareholder Ratification Vote requirements set forth above, we may, upon approval of our board of directors, including the approval of at least two-thirds of our independent directors, elect to hold a Shareholder Ratification Vote prior to the expiry of a current Five Year Term. If such a Shareholder Ratification Vote is held and approved, a new Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held, provided that if such Shareholder Ratification Vote is held at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares and the resolution adopted at such meeting so provides, any Subordinate Voting Shares issued pursuant to such approval will be deemed to be outstanding as of the commencement date of that new Five Year Term (as a result, such Subordinate Voting Shares would not count towards the 125% and 150% dilution tests described above for the new and subsequent Five Year Terms).

In the event that a Shareholder Ratification Vote is held and not approved, or where at an annual meeting of shareholders a Shareholder Ratification Vote was required to be held but was not held, immediately thereafter and without further act or formality:

(i)                                     the number of votes attached to each Multiple Voting Share will equal the number of votes  such  that  the  aggregate  number  of  votes  attached  to  all  of  the  issued  and outstanding Multiple Voting Shares as of the date of such Shareholder Ratification Vote or failure to hold the requisite Shareholder Ratification Vote, as the case may be, represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to the date on which such Shareholder Ratification Vote was, or was supposed to be, held (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation);

(ii)                                  the 41.8% Limitation will cease to apply; and

(iii)                               no further Shareholder Ratification Votes will be required to be held in the future.

In addition, the continued effect of the Multiple Voting Shares carrying 50 votes per share is also subject to shareholder ratification in the following circumstances::

(i)                                     If we intend to issue Subordinate Voting Shares representing more than 50% of our outstanding Subordinate Voting Shares and Multiple Voting Shares in a transaction at any time (a “Special Issuance”), the 50 votes per share attaching to the Multiple Voting Shares will remain in force only if its continuing effect following the Special Issuance has been approved in advance by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote). If the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is so approved, then until the next required Shareholder Ratification Vote has been held, the shares issued pursuant to the Special Issuance will not be included when calculating whether the number of shares outstanding at a certain time is 125% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether a Shareholder Ratification Vote has been triggered or 150% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether an accelerated Shareholder Ratification Vote has been triggered. If the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is not so approved (or if no shareholder vote was held, as required) but we proceed with the Special Issuance, the number of votes attached to each Multiple Voting Share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of the shareholder meeting at which the ratification vote for the Special Issuance was held (or if no such meeting was held, the date immediately prior to the Special Issuance) represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such date (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation).

(ii)                                  If Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer of Fairfax (defined to mean the Chairman or Chief Executive Officer), the 50 votes per share attached to the Multiple Voting Shares will remain in force only if its continuing effect following Mr. V. Prem Watsa ceasing to serve as a Key Officer of Fairfax is approved by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote) within five years of the date that Mr. V. Prem Watsa ceases  to  serve  as  a  Key  Officer  (a  “Shareholder  Confirmation  Vote”).  If  the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is not so approved, the number of votes attached to each Multiple Voting Share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of the shareholder meeting at which the Shareholder Confirmation Vote was held (or if no such meeting was held as required, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer) represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to the date of such meeting or fifth anniversary, as the case may be (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation).

The shareholder ratification provisions described above and the 41.8% Limitation will cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitations or temporary reductions described above) is equal  to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

Preemptive, Subscription, Redemption and Conversion Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares have no preemptive, subscription or redemption rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Multiple Voting Shares and Subordinate Voting Shares, without preference or distinction, are entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.

Modifications

Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require: (i) the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class; and (ii) the approval of any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

No rights to acquire additional shares or other securities or property of ours will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.

Governance Agreement

On August 31, 2015, Sixty Two and Mr. Watsa entered into an agreement with us (the “Governance Agreement”), whereby Sixty Two and Mr. Watsa agreed as follows:

•                  Transfers or sales of the Multiple Voting Shares are prohibited, except for (i) Permitted Transactions, so long as any transferee agrees to be bound by the terms and conditions of the Governance Agreement, (ii) Pro Rata Transactions, (iii) a Qualifying Business Combination (as defined below), or (iv) a Qualifying Take-Over Bid (as defined below);

•                  In the event that we effect a Multiple Voting Share Transaction, the holders of Multiple Voting Shares will be entitled to receive, as consideration for each Multiple Voting Share, only one Subordinate Voting Share in respect of the Multiple Voting Share Transaction;

•                  Holders of Multiple Voting Shares are restricted from transferring, directly or indirectly, any Multiple Voting Shares owned by such holder by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement (other than a Permitted Transaction)

that transfers to another person, in whole or in part, any of the economic consequences of ownership of Multiple Voting Shares, whether or not such arrangement is cash settled; and

•                  Mr. Watsa will, until the end of the 2025 calendar year, (i) serve as Fairfax’s full-time chief executive officer (subject to the ongoing discretion of the board of directors in the exercise of their fiduciary obligations), (ii) agree to a fixed annual salary in an amount not to exceed its current level of Cdn$600,000 per annum, and (iii) renounce any entitlement to remuneration, including by way of bonus, equity-based compensation or pension entitlement, other than his fixed salary, participation in group benefit plans (other than incentive plans) that are generally offered to our executive employees and the continuation of arrangements approved by the board of directors regarding the use of aircraft.

“Qualifying Business Combination” means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of our shareholders entitled to vote thereon (other than Pro Rata Transactions), pursuant to which (i) the holders of the Subordinate Voting Shares have the right to receive, or the right to elect to receive (A) the same form of consideration, if any, as the holders of the Multiple Voting Shares and (B) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive, and (ii) no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

“Qualifying Take-Over Bid” means a take-over bid (as defined in Part XX of the Securities Act (Ontario)) for all of the issued and outstanding Multiple Voting Shares, (i) concurrent with which an unconditional offer is made to all holders of Subordinate Voting Shares (other than the person making such take-over bid) to purchase all of the Subordinate Voting Shares held by them for a consideration per share in the same form as, and at least equal to the value of, the highest consideration paid on or before the date Multiple Voting Shares are acquired pursuant to such take-over bid or agreed on or before such time to be paid by such person making the take-over bid for any Multiple Voting Share; and (ii) pursuant to which no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

The Governance Agreement cannot be amended, varied or modified and none of its provisions can be waived, except with (i) the approval of all of our independent directors, (ii) the approval of the TSX, provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification or waiver, (iii) the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, and (iv) the approval of a simple majority of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, excluding the votes attached to the Subordinate Voting Shares that, to the knowledge of Fairfax or our directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction  is  exercised,  by  (A) Sixty  Two,  Mr. Watsa  or  any  person  who  has  an  agreement,  arrangement  or understanding to acquire Multiple Voting Shares on terms which would constitute a transfer other than a transfer permitted by the Governance Agreement, prior to giving effect to the amendment, variation, modification or waiver; (B) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person referred to in (A); (C) any affiliate of Fairfax; and (D) our officers and directors and their respective associates (as defined in the Securities Act (Ontario)). Notwithstanding the foregoing, the Governance Agreement may be amended without the approval of the holders of Subordinate Voting Shares in order to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions or to facilitate the operation of the agreement’s provisions provided that the rights and interests of the holders of the Subordinate Voting Shares are not prejudiced by such amendment and that such amendment has been approved by all of our independent directors and, if the Subordinate Voting Shares are listed on the TSX at the time of such amendment, the TSX.

The summary above of the Governance Agreement is qualified in its entirety by reference to the terms and provisions of the Governance Agreement.

Preferred Shares

As you read this section, please remember that the specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred shares.

Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in articles of amendment. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Our Authorized Preferred Shares

Under our articles of incorporation, our board of directors is authorized, subject to Canadian law, without shareholder approval, from time to time to issue an unlimited number of preferred shares in one or more series. Our board of directors can fix the rights, privileges, restrictions and conditions of the shares of each series. Preferred shares are entitled to priority over our Subordinate Voting Shares and Multiple Voting Shares as to dividends and distributions of assets upon our liquidation, dissolution or winding-up. Preferred shares may be convertible into shares of any other series or class of shares if our board of directors so determines. Our board of directors will fix the terms of the series of preferred shares it designates by resolution and will file articles of amendment as required under Canadian law before we issue any shares of the series of preferred shares.

The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable;

•                                      the offering price at which we will issue the preferred shares;

•                                      the title and designation of number of shares of the series of preferred shares;

•                                      the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

•                                      any conversion or exchange rights;

•                                      whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•                                      any liquidation rights;

•                                      any sinking fund provisions;

•                                      any voting rights; and

•                                      any  other  rights,  preferences,  privileges,  limitations  and  restrictions  that  are  not inconsistent with the terms of our articles of incorporation.

The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among shareholders for the purpose of winding-up our affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends. The preferred shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the preferred shares as a class over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares as may be determined in the case of such series of preferred shares.

Voting Rights

The prior approval of not less than two-thirds of the votes cast at a meeting of holders of Subordinate Voting Shares is required before we may create any class or series of shares that have voting rights (except as required by law or allowed if dividends are in arrears).

The holders of our preferred shares, Series C through Series N, are not (except as otherwise provided by law and except for meetings of the holders of a particular series) entitled to receive notice of, attend, or vote at, any meeting of our shareholders unless and until we have failed to pay eight quarterly dividends on such series of preferred shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non- payment, and for only so long as any such dividends remain in arrears, the holders of such series of preferred shares will be entitled to receive notice of and to attend each meeting of our shareholders at which directors are to be elected and to one vote for each share of such series held. Upon payment of the entire amount of all dividends in arrears in respect to such series of preferred shares, the voting rights of the holders of such series shall forthwith cease.

Amendment with Approval of Holders of the Preferred Shares

The rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares. The approval of the holders of the preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the preferred shares as a class or in respect of any other matter requiring the consent of the holders of the preferred shares may be given in such manner as may then be required by Canadian law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the preferred shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the preferred shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefore and the conduct thereof will be those from time to time prescribed by our by-laws with respect to meetings of shareholders, or if not so prescribed, as required by Canadian law as in force at the time of the meeting. On every poll taken at every meeting of the holders of the preferred shares as a class, or at any joint meeting of the holders of two or more series of preferred shares, each holder of preferred shares entitled to vote at such meeting will have one vote in respect of each preferred share held.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred shares may be redeemable at any time, in whole or in part, at our option or the holder’s, or may be subject to mandatory redemption.

Any restriction on the repurchase or redemption by us of our preferred shares while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement.

Any partial redemptions of preferred shares will be made in a way that our board of directors de cides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred shares called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Dividends

Holders of each series of preferred shares will be entitled to receive dividends when, as and if declared by our board of directors from funds legally available for payment of dividends. The rates and d ates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of preferred shares. Dividends will be payable to holders of record of preferred shares as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred shares may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

Conversion or Exchange Rights

The prospectus supplement relating to any series of preferred shares that is convertible or exchangeable will state the terms on which shares of that series are convertible into or exchangeable for Subordinate Voting Shares, another series of our preferred shares or any other securities offered pursuant to this prospectus.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for the preferred shares will be stated in the applicable prospectus supplement. The registrar for shares of preferred shares will send notice to shareholders of any meetings at which holders of the preferred shares have the right to vote on any matter.

Cumulative 5-Year Rate Reset Preferred Shares, Series C

The Series C Shares were redeemable at  our option on December 31, 2014 and  are redeemable on December 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 4.578% per annum until December 31, 2019 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 3.15%. The Series C Shares are not retractable at the option of the holder. The total number of authorized Series C Shares is 10,000,000, of which 6,016,384 are currently issued and outstanding. Series C Shares are convertible into Series D Shares on a one-for-one basis on December 31, 2019 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series D

The Series D Shares are redeemable at our option at any time. Cumulative floating rate dividends are payable quarterly at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.15%. The Series D Shares are not retractable at the option of the holder. The total number of authorized Series D Shares is 10,000,000, of which 3,983,616 are currently issued and outstanding. Series D Shares are convertible into Series C Shares on a one-for-one basis on December 31, 2019 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series E

The Series E Shares were redeemable at our option on March 31, 2015 and are redeemable on March 31 in every fifth year thereafter. Cumulative dividends are payable at an annual rate of 2.91% per annum until March 31, 2020 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.16%. The Series E Shares are not retractable at the option of the holder. The total number of authorized Series E Shares is 10,000,000, of which 4,060,481 are currently issued and outstanding. Series E Shares are convertible into Series F Shares on a one-for-one basis on March 31, 2020 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series F

The Series F Shares are redeemable at our option at any time. Cumulative floating rate dividends are payable quarterly at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.16%. The Series F Shares are not retractable at the option of the holder. The total number of authorized Series F

Shares is 10,000,000, of which 3,572,044 are currently issued and outstanding. Series F Shares are convertible into Series E Shares on a one-for-one basis on March 31, 2020 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series G

The Series G Shares are redeemable at our option on September 30, 2015 and on September 30 in every fifth year thereafter. Cumulative dividends are payable at an annual rate of 5.0% per annum until September 30, 2015 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.56%. The Series G Shares are not retractable at the option of the holder. The total number of authorized Series G Shares is 10,000,000, of which all are currently issued and outstanding. Series G Shares are convertible into Cumulative Floating Rate Preferred Shares, Series H (the “Series H Shares”) on a one-for-one basis on September 30, 2015 and on September 30 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series H

The Series H Shares are redeemable at our option at any time after September 30, 2015. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.56%. The Series H Shares are not retractable at the option of the holder. The total number of authorized Series H Shares is 10,000,000, of which none are currently issued and outstanding. Series H Shares are convertible into Series G Shares on a one-for-one basis on September 30, 2020 and on September 30 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series I

The Series I Shares are redeemable at our option on December 31, 2015 and on December 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 5.0% per annum until December 31, 2015 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.85%. The Series I Shares are not retractable at the option of the holder. The total number of authorized Series I Shares is 12,000,000, of which all are currently issued and outstanding. Series I Shares are convertible into Cumulative Floating Rate Preferred Shares, Series J (the “Series J Shares”) on a one-for-one basis on December 31, 2015 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series J

The Series J Shares are redeemable at our option at any time after December 31, 2015. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.85%. The Series J Shares are not retractable at the option of the holder. The total number of authorized Series J  Shares is 12,000,000, of which none are currently issued and outstanding. Series J Shares are convertible into Series I Shares on a one-for-one basis on December 31, 2020 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series K

The Series K Shares are redeemable at our option on March 31, 2017 and on March 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 5.0% per annum until March 31, 2017 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 3.51%. The Series K Shares are not retractable at the option of the holder. The total number of authorized Series K Shares is 10,000,000,  of  which  9,500,000  are  currently  issued  and  outstanding.  Series  K  Shares  are  convertible  into Cumulative Floating Rate Preferred Shares, Series L (the “Series L Shares”) on a one-for-one basis on March 31, 2017 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series L

The Series L Shares are redeemable at our option at any time after March 31, 2017. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.51%. The Series L Shares are not retractable at the option of the holder. The total number of authorized Series L Shares is 10,000,000, of which none are currently issued and outstanding. Series L Shares are convertible into Series K Shares on a one-for-one basis on March 31, 2022 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series M

The Series M Shares are redeemable at our option on March 31, 2020 and on March 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 4.75% per annum until March 31, 2020 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 3.98%. The Series M Shares are not retractable at the option of the holder. The total number of authorized Series M Shares is 10,000,000, of which 9,200,000 are currently issued and outstanding. Series M Shares are convertible into Cumulative Floating Rate Preferred Shares, Series N (the “Series N Shares”) on a one-for-one basis on March 31, 2020 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series N

The Series N Shares are redeemable at our option at any time after March 31, 2020. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.98%. The Series N Shares are not retractable at the option of the holder. The total number of authorized Series N Shares is 10,000,000, of which none are currently issued and outstanding. Series M Shares are convertible into Series N Shares on a one-for-one basis on March 31, 2020 and on March 31 in every fifth year thereafter, subject to certain conditions.

Description of the Series C Shares

The following is a summary of certain provisions attaching to the Series C Shares as a series.

Definition of Terms

The following definitions are relevant to the Series C Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.15%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including December 31, 2014.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2015 and ending on and including December 31, 2019 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

Issue Price

The Series C Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series C Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.43750 per share. The initial dividend, if declared, will be payable December 31, 2009 and will be Cdn$0.34362 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of October 5, 2009.

During each Subsequent Fixed Rate Period, the holders of Series C Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series C Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series C Shares.

The dividends on Series C Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series C Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series C Shares will not be redeemable by the Company prior to December 31, 2014. On December 31, 2014 and on December 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series C Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to an amount equal to the sum (the “Accrued Amount”) of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series C Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series C Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series C Shares. See “Risk Factors”.

Conversion of Series C Shares into Series D Shares

Holders of Series C Shares will have the right, at their option, on December 31, 2014 and on December 31st every five years thereafter (each, a “Series C Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series C Shares registered in their name into Series D Shares on the basis of one Series D Share for each Series C Share. If a Series C Conversion Date would otherwise fall on a day that is not a business day, such Series C Conversion Date shall be the immediately following business day. The conversion of Series C Shares may be effected upon notice given by the registered holders of the Series C Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series C Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series C Conversion Date, give notice in writing to the then registered holders of Series C Shares of the above-mentioned conversion right. On the 30th day prior to each Series C Conversion Date, the Company will give notice in writing to the then registered holders of the Series C Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series D Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series C Shares of the redemption on a Series C Conversion Date of all the Series C Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series C Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series C Shares and the right of any holder of Series C Shares to convert such Series C Shares will cease and terminate in that event.

Holders of Series C Shares will not be entitled to convert their shares into Series D Shares if the Company determines that there would remain outstanding on a Series C Conversion Date less than 1,000,000 Series D Shares, after having taken into account all Series C Shares tendered for conversion into Series D Shares and all Series D Shares tendered for conversion into Series C Shares. The Company will give notice in writing to all registered holders of Series C Shares of their inability to convert their Series C Shares at least seven days prior to the applicable Series C Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series C Conversion Date less than 1,000,000 Series C Shares, after having taken into account all Series C Shares tendered for conversion into Series D Shares and all Series D Shares tendered for conversion into Series C Shares, then, all, but not part, of the remaining outstanding Series C Shares will automatically be converted into Series D Shares on the basis of one Series D Share for each Series C Share, on the applicable Series C Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series C Shares at least seven days prior to the Series C Conversion Date.

Upon exercise by a registered holder of its right to convert Series C Shares into Series D Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series D Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series C Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series C Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series C Shares. Upon payment of such amounts, the holders of the Series C Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series C Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series C Shares are outstanding, the Company will not, without the approval of the holders of the Series C Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series C Shares) on shares of the Company ranking as to dividends junior to the Series C Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series C Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series C Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series C Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series C Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series C Shares and on all other shares of the Company ranking prior to or on a parity with the Series C Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of Series C Preferred Shares as a result of the conversion of the Series D Preferred Shares in accordance with their terms or the issuance of Series D Preferred Shares as a result of the conversion of the Series C Preferred Shares in accordance with their terms, so long as any Series C Shares are outstanding, the Company will not, without the prior approval of the holders of the Series C Shares, create or issue any shares ranking prior to or on a parity with the Series C Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series C Shares if all dividends (whether or not declared) then payable on the Series C Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series C Shares as a series and any other approval to be given by the holders of the Series C Shares may be given by a written resolution signed by all the holders of the Series C Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series C Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series C Shares then present would form the necessary quorum. At any meeting of holders of Series C Shares as a series, each such holder shall be entitled to one vote in respect of each Series C Share held.

Voting Rights

The holders of the Series C Shares will not (except as otherwise provided by law and except for meetings of the holders of Series C Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series C Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series C Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series C Share held. Upon payment of the entire amount of all Series C Share dividends in arrears, the voting rights of the holders of the Series C Shares shall forthwith cease.

Tax Election

The terms of the Series C Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series C Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series D Shares

The following is a summary of certain provisions attaching to the Series D Shares as a series.

Definition of Terms

The following definitions are relevant to the Series D Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.15% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Commencement Date” means the last business day of each of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on December 31, 2014 and ending on and including March 31, 2015, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series D Shares will have an issue price of Cdn$25.00 per share.

Dividends

The holders of the Series D Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each Quarterly Floating Rate Period, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Company on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series D Shares. The Company will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series D Shares.

The dividends on Series D Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series D Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

Subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series D Shares by payment in cash of a per share sum equal to (i) Cdn$25.00 in the case of redemptions on December 31, 2019 and on December 31 every five years thereafter (each a “Series D Conversion Date”), or (ii) Cdn$25.50 in the case of redemptions on any date which is not a Series D Conversion Date after December 31, 2014, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed Quarterly Floating Rate Periods preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the Quarterly Floating Rate Period in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company). If a Series D Conversion Date would otherwise fall on a day that is not a business day, such Series D Conversion Date shall be the immediately following business day.

If less than all of the outstanding Series D Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series D Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series D Shares. See “Risk Factors”.

Conversion of Series D Shares into Series C Preferred Shares

Holders of Series D Shares will have the right, at their option, on a Series D Conversion Date, to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series D Shares registered in their name into Series C Shares on the basis of one Series C Share for each Series D Share. The conversion of Series D Shares may be effected upon written notice given by the registered holders of the Series D Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series D Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series D Conversion Date, give notice in writing to the then registered holders of the Series D Shares of the above-mentioned conversion right. On the 30th day prior to each Series D Conversion Date, the Company will give notice in writing to the then registered holders of Series D Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series C Shares for the next succeeding Subsequent Fixed Rate Period.

If the Company gives notice to the registered holders of the Series D Shares of the redemption on a Series D Conversion Date of all the Series D Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series D Shares of a Floating Quarterly Dividend Rate, an Annual Fixed Dividend Rate or of the conversion right of holders of Series D Shares and the right of any holder of Series D Shares to convert such Series D Shares will cease and terminate in that event.

Holders of Series D Shares will not be entitled to convert their shares into Series C Shares if the Company determines that there would remain outstanding on a Series D Conversion Date less than 1,000,000 Series C Shares, after having taken into account all Series D Shares tendered for conversion into Series C Shares and all Series C Shares tendered for conversion into Series D Shares. The Company will give notice in writing to all registered holders of Series D Shares of their inability to convert their Series D Shares at least seven days prior to the applicable Series D Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series D Conversion Date less than 1,000,000 Series D Shares, after having taken into account all Series D Shares tendered for conversion into Series C Shares and all Series C Shares tendered for conversion into Series D Shares, then, all, but not part, of the remaining outstanding Series D Shares will automatically be converted into Series C Shares on the basis of one Series C Share for each Series D Share, on the applicable Series D Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series D Shares at least seven days prior to the Series D Conversion Date.

Upon exercise by a registered holder of its right to convert Series D Shares into Series C Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series C Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series D Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series D Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series D Shares. Upon payment of such amounts, the holders of the Series D Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series D Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series D Shares are outstanding, the Company will not, without the approval of the holders of the Series D Shares:

(a)  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series D Shares) on shares of the Company ranking as to dividends junior to the Series D Shares;

(b)  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series D Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series D Shares;

(c)  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series D Shares then outstanding; or

(d)  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series D Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series D Shares and on all other shares of the Company ranking prior to or on a parity with the Series D Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of Series D Preferred Shares as a result of the conversion of the Series C Preferred Shares in accordance with their terms or the issuance of Series C Preferred Shares as a result of the conversion of the Series D Preferred Shares in accordance with their terms, so long as any Series D Shares are outstanding, the Company will not, without the prior approval of the holders of the Series D Shares create or issue any shares ranking prior to or on a parity with the Series D Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series D Shares if all dividends (whether or not declared) then payable on the Series D Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series D Shares as a series and any other approval to be given by the holders of the Series D Shares may be given by a written resolution signed by all the holders of the Series D Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series D Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series D Shares then present would form the necessary quorum. At any meeting of holders of Series D Shares as a series, each such holder shall be entitled to one vote in respect of each Series D Share held.

Voting Rights

The holders of the Series D Shares will not (except as otherwise provided by law and except for meetings of the holders of Series D Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series D Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series D Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series D Share held. Upon payment of the entire amount of all Series D Share dividends in arrears, the voting rights of the holders of the Series D Shares shall forthwith cease.

Tax Election

The terms of the Series D Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that the corporate holders of Series D Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series E Shares

The following is a summary of certain provisions attaching to the Series E Shares as a series.

Definition of Terms

The following definitions are relevant to the Series E Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.16%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including March 31, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2015 and ending on and including March 31, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

Issue Price

The Series E Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series E Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.1875 per share. The initial dividend, if declared, will be payable March 31, 2010 and will be Cdn$0.18870 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of February 1, 2010.

During each Subsequent Fixed Rate Period, the holders of Series E Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series E Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series E Shares.

The dividends on Series E Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series E Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series E Shares will not be redeemable by the Company prior to March 31, 2015. On March 31, 2015 and on March 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series E Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to an amount equal to the sum (the “Accrued Amount”) of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series E Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series E Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series E Shares. See “Risk Factors”.

Conversion of Series E Shares into Series F Shares

Holders of Series E Shares will have the right, at their option, on March 31, 2015 and on March 31st every five years thereafter (each, a “Series E Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series E Shares registered in their name into Series F Shares on the basis of one Series F Share for each Series E Share. If a Series E Conversion Date would otherwise fall on a day that is not a business day, such Series E Conversion Date shall be the immediately following business day. The conversion of Series E Shares may be effected upon notice given by the registered holders of the Series E Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series E Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series E Conversion Date, give notice in writing to the then registered holders of Series E Shares of the above-mentioned conversion right. On the 30th day prior to each Series E Conversion Date, the Company will give notice in writing to the then registered holders of the Series E Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series F Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series E Shares of the redemption on a Series E Conversion Date of all the Series E Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series E Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series E Shares and the right of any holder of Series E Shares to convert such Series E Shares will cease and terminate in that event.

Holders of Series E Shares will not be entitled to convert their shares into Series F Shares if the Company determines that there would remain outstanding on a Series E Conversion Date less than 1,000,000 Series F Shares, after having taken into account all Series E Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series E Shares. The Company will give notice in writing to all registered holders of Series E Shares of their inability to convert their Series E Shares at least seven days prior to the applicable Series E Conversion Date.

Furthermore, if the Company determines that there would remain outstanding on a Series E Conversion Date less than 1,000,000 Series E Shares, after having taken into account all Series E Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series E Shares, then, all, but not part, of the remaining outstanding Series E Shares will automatically be converted into Series F Shares on the basis of one Series F Share for each Series E Share, on the applicable Series E Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series E Shares at least seven days prior to the Series E Conversion Date.

Upon exercise by a registered holder of its right to convert Series E Shares into Series F Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series F Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series E Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series E Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series E Shares. Upon payment of such amounts, the holders of the Series E Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series E Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series E Shares are outstanding, the Company will not, without the approval of the holders of the Series E Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series E Shares) on shares of the Company ranking as to dividends junior to the Series E Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series E Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series E Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series E Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series E Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series E Shares and on all other shares of the Company ranking prior to or on a parity with the Series E Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series E Shares or other shares ranking prior to or on a parity with the Series E Shares in accordance with their terms or the issuance of Series E Shares as a result of the conversion of the Series F Shares in accordance with their terms, so long as any Series E Shares are outstanding, the Company will not, without the prior approval of the holders of the Series E Shares, create or issue any shares ranking prior to or on a parity with the Series E Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series E Shares if all dividends (whether or not declared) then payable on the Series E Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series E Shares as a series and any other approval to be given by the holders of the Series E Shares may be given by a written resolution signed by all the holders of the Series E Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series E Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series E Shares then present would form the necessary quorum. At any meeting of holders of Series E Shares as a series, each such holder shall be entitled to one vote in respect of each Series E Share held.

Voting Rights

The holders of the Series E Shares will not (except as otherwise provided by law and except for meetings of the holders of Series E Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series E Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series E Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series E Share held. Upon payment of the entire amount of all Series E Share dividends in arrears, the voting rights of the holders of the Series E Shares shall forthwith cease.

Tax Election

The terms of the Series E Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series E Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series F Shares

The following is a summary of certain provisions attaching to the Series F Shares as a series.

Definition of Terms

The following definitions are relevant to the Series F Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.16% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Commencement Date” means the last business day of each of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on April 1, 2015 and ending on and including June 29, 2015, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series F Shares will have an issue price of Cdn$25.00 per share.

Dividends

The holders of the Series F Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each Quarterly Floating Rate Period, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Company on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series F Shares. The Company will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series F Shares.

The dividends on Series F Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series F Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

Subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series F Shares by payment in cash of a per share sum equal to (i) Cdn$25.00 in the case of redemptions on March 31, 2020 and on March 31 every five years thereafter (each a “Series F Conversion Date”), or (ii) Cdn$25.50 in the case of redemptions on any date which is not a Series F Conversion Date after March 31, 2015, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed Quarterly Floating Rate Periods preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the Quarterly Floating Rate Period in which the redemption occurs pro rated to such date

(less any tax required to be deducted and withheld by the Company). If a Series F Conversion Date would otherwise fall on a day that is not a business day, such Series F Conversion Date shall be the immediately following business day.

If less than all of the outstanding Series F Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series F Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series F Shares. See “Risk Factors”.

Conversion of Series F Shares into Series E Shares

Holders of Series F Shares will have the right, at their option, on a Series F Conversion Date, to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series F Shares registered in their name into Series E Shares on the basis of one Series E Share for each Series F Share. The conversion of Series F Shares may be effected upon written notice given by the registered holders of the Series F Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series F Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series F Conversion Date, give notice in writing to the then registered holders of the Series F Shares of the above-mentioned conversion right. On the 30th day prior to each Series F Conversion Date, the Company will give notice in writing to the then registered holders of Series F Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series E Shares for the next succeeding Subsequent Fixed Rate Period.

If the Company gives notice to the registered holders of the Series F Shares of the redemption on a Series F Conversion Date of all the Series F Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series F Shares of a Floating Quarterly Dividend Rate, an Annual Fixed Dividend Rate or of the conversion right of holders of Series F Shares and the right of any holder of Series F Shares to convert such Series F Shares will cease and terminate in that event.

Holders of Series F Shares will not be entitled to convert their shares into Series E Shares if the Company determines that there would remain outstanding on a Series F Conversion Date less than 1,000,000 Series E Shares, after having taken into account all Series F Shares tendered for conversion into Series E Shares and all Series E Shares tendered for conversion into Series F Shares. The Company will give notice in writing to all registered holders of Series F Shares of their inability to convert their Series F Shares at least seven days prior to the applicable Series F Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series F Conversion Date less than 1,000,000 Series F Shares, after having taken into account all Series F Shares tendered for conversion into Series E Shares and all Series E Shares tendered for conversion into Series F Shares, then, all, but not part, of the remaining outstanding Series F Shares will automatically be converted into Series E Shares on the basis of one Series E Share for each Series F Share, on the applicable Series F Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series F Shares at least seven days prior to the Series F Conversion Date.

Upon exercise by a registered holder of its right to convert Series F Shares into Series E Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series E Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series F Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series F Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series F Shares. Upon payment of such amounts, the holders of the Series F Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series F Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series F Shares are outstanding, the Company will not, without the approval of the holders of the Series F Shares:

(a)  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series F Shares) on shares of the Company ranking as to dividends junior to the Series F Shares;

(b)  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series F Shares;

(c)  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series F Shares then outstanding; or

(d)  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series F Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series F Shares and on all other shares of the Company ranking prior to or on a parity with the Series F Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series F or other shares ranking prior to or on a parity with the Series F Shares in accordance with their terms or the issuance of Series F Shares as a result of the conversion of the Series E Shares in accordance with their terms, so long as any Series F Shares are outstanding, the Company will not, without the prior approval of the holders of the Series F Shares create or issue any shares ranking prior to or on a parity with the Series F Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series F Shares if all dividends (whether or not declared) then payable on the Series F Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series F Shares as a series and any other approval to be given by the holders of the Series F Shares may be given by a written resolution signed by all the holders of the Series F Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series F Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series F Shares then present would form the necessary quorum. At any meeting of holders of Series F Shares as a series, each such holder shall be entitled to one vote in respect of each Series F Share held.

Voting Rights

The holders of the Series F Shares will not (except as otherwise provided by law and except for meetings of the holders of Series F Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series F Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series F Share held. Upon payment of the entire amount of all Series F Share dividends in arrears, the voting rights of the holders of the Series F Shares shall forthwith cease.

Tax Election

The terms of the Series F Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that the corporate holders of Series F Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series G Shares

The following is a summary of certain provisions attaching to the Series G Shares as a series.

Definition of Terms

The following definitions are relevant to the Series G Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including September 30, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2015 and ending on and including September 30, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

Issue Price

The Series G Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series G Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable September 30, 2010 and will be Cdn$0.21918 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of July 28, 2010.

During each Subsequent Fixed Rate Period, the holders of Series G Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series G Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series G Shares.

The dividends on Series G Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series G Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series G Shares will not be redeemable by the Company prior to September 30, 2015. On September 30, 2015 and on September 30 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series G Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series G Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series G Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series G Shares. See “Risk Factors”.

Conversion of Series G Shares into Series H Shares

Holders of Series G Shares will have the right, at their option, on September 30, 2015 and on September 30th every five years thereafter (each, a “Series G Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series G Shares registered in their name into Series H Shares on the basis of one Series H Share for each Series G Share. If a Series G Conversion Date would otherwise fall on a day that is not a business day, such Series G Conversion Date shall be the immediately following business day. The conversion of Series G Shares may be effected upon notice given by the registered holders of the Series G Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series G Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series G Conversion Date, give notice in writing to the then registered holders of Series G Shares of the above-mentioned conversion right. On the 30th day prior to each Series G Conversion Date, the Company will give notice in writing to the then registered holders of the Series G Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series H Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series G Shares of the redemption on a Series G Conversion Date of all the Series G Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series G Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series G Shares and the right of any holder of Series G Shares to convert such Series G Shares will cease and terminate in that event.

Holders of Series G Shares will not be entitled to convert their shares into Series H Shares if the Company determines that there would remain outstanding on a Series G Conversion Date less than 1,000,000 Series H Shares, after having taken into account all Series G Shares tendered for conversion into Series H Shares and all Series H Shares tendered for conversion into Series G Shares. The Company will give notice in writing to all registered holders of Series G Shares of their inability to convert their Series G Shares at least seven days prior to the applicable Series G Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series G Conversion Date less than 1,000,000 Series G Shares, after having taken into account all Series G Shares tendered for conversion into Series H Shares and all Series H Shares tendered for conversion into Series G Shares, then, all, but not part, of the remaining outstanding Series G Shares will automatically be converted into Series H Shares on the basis of one Series H Share for each Series G Share, on the applicable Series G Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series G Shares at least seven days prior to the Series G Conversion Date.

Upon exercise by a registered holder of its right to convert Series G Shares into Series H Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series H Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series G Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series G Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series G Shares. Upon payment of such amounts, the holders of the Series G Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series G Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series G Shares are outstanding, the Company will not, without the approval of the holders of the Series G Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series G Shares) on shares of the Company ranking as to dividends junior to the Series G Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series G Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series G Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series G Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series G Shares and on all other shares of the Company ranking prior to or on a parity with the Series G Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series G Shares or other shares ranking prior to or on a parity with the Series G Shares in accordance with their terms or the issuance of Series G Shares as a result of the conversion of the Series H Shares in accordance with their terms, so long as any Series G Shares are outstanding, the Company will not, without the prior approval of the holders of the Series G Shares, create or issue any shares ranking prior to or on a parity with the Series G Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series G Shares if all dividends (whether or not declared) then payable on the Series G Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series G Shares as a series and any other approval to be given by the holders of the Series G Shares may be given by a written resolution signed by all the holders of the Series G Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series G Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series G Shares then present would form the necessary quorum. At any meeting of holders of Series G Shares as a series, each such holder shall be entitled to one vote in respect of each Series G Share held.

Voting Rights

The holders of the Series G Shares will not (except as otherwise provided by law and except for meetings of the holders of Series G Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series G Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series G Share held. Upon payment of the entire amount of all Series G Share dividends in arrears, the voting rights of the holders of the Series G Shares shall forthwith cease.

Tax Election

The terms of the Series G Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series G Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series H Shares

The following is a summary of certain provisions attaching to the Series H Shares as a series.

Definition of Terms

The following definitions are relevant to the Series H Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.56% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Commencement Date” means the last business day of each of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2015 and ending on and including December 30, 2015, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series H Shares will have an issue price of Cdn$25.00 per share.

Dividends

The holders of the Series H Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each Quarterly Floating Rate Period, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Company on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series H Shares. The Company will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series H Shares.

The dividends on Series H Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series H Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

Subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series H Shares by payment in cash of a per share sum equal to (i) Cdn$25.00 in the case of redemptions on September 30, 2020 and on September 30 every five years thereafter (each a “Series H Conversion Date”), or (ii) Cdn$25.50 in the case of redemptions on any date which is not a Series H Conversion Date after September 30, 2015, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed Quarterly Floating Rate Periods preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the Quarterly Floating Rate Period in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company). If a Series H Conversion Date would otherwise fall on a day that is not a business day, such Series H Conversion Date shall be the immediately following business day.

If less than all of the outstanding Series H Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series H Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series H Shares. See “Risk Factors”.

Conversion of Series H Shares into Series G Shares

Holders of Series H Shares will have the right, at their option, on a Series H Conversion Date, to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series H Shares registered in their name into Series G Shares on the basis of one Series G Share for each Series H Share. The conversion of Series H Shares may be effected upon written notice given by the registered holders of the Series H Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series H Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series H Conversion Date, give notice in writing to the then registered holders of the Series H Shares of the above-mentioned conversion right. On the 30th day prior to each Series H Conversion Date, the Company will give notice in writing to the then registered holders of Series H Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series G Shares for the next succeeding Subsequent Fixed Rate Period.

If the Company gives notice to the registered holders of the Series H Shares of the redemption on a Series H Conversion Date of all the Series H Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series H Shares of a Floating Quarterly Dividend Rate, an Annual Fixed Dividend Rate or of the conversion right of holders of Series H Shares and the right of any holder of Series H Shares to convert such Series H Shares will cease and terminate in that event.

Holders of Series H Shares will not be entitled to convert their shares into Series G Shares if the Company determines that there would remain outstanding on a Series H Conversion Date less than 1,000,000 Series G Shares, after having taken into account all Series H Shares tendered for conversion into Series G Shares and all Series G Shares tendered for conversion into Series H Shares.

The Company will give notice in writing to all registered holders of Series H Shares of their inability to convert their Series H Shares at least seven days prior to the applicable Series H Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series H Conversion Date less than 1,000,000 Series H Shares, after having taken into account all Series H Shares tendered for conversion into Series G Shares and all Series G Shares tendered for conversion into Series H Shares, then, all, but not part, of the remaining outstanding Series H Shares will automatically be converted into Series G Shares on the basis of one Series G Share for each Series H Share, on the applicable Series H Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series H Shares at least seven days prior to the Series H Conversion Date.

Upon exercise by a registered holder of its right to convert Series H Shares into Series G Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series G Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series H Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series H Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series H Shares. Upon payment of such amounts, the holders of the Series H Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series H Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series H Shares are outstanding, the Company will not, without the approval of the holders of the Series H Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series H Shares) on shares of the Company ranking as to dividends junior to the Series H Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series H Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series H Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series H Shares and on all other shares of the Company ranking prior to or on a parity with the Series H Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series H or other shares ranking prior to or on a parity with the Series H Shares in accordance with their terms or the issuance of Series H Shares as a result of the conversion of the Series G Shares in accordance with their terms, so long as any Series H Shares are outstanding, the Company will not, without the prior approval of the holders of the Series H Shares create or issue any shares ranking prior to or on a parity with the Series H Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series H Shares if all dividends (whether or not declared) then payable on the Series H Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series H Shares as a series and any other approval to be given by the holders of the Series H Shares may be given by a written resolution signed by all the holders of the Series H Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series H Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series H Shares then present would form the necessary quorum. At any meeting of holders of Series H Shares as a series, each such holder shall be entitled to one vote in respect of each Series H Share held.

Voting Rights

The holders of the Series H Shares will not (except as otherwise provided by law and except for meetings of the holders of Series H Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series H Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series H Share held. Upon payment of the entire amount of all Series H Share dividends in arrears, the voting rights of the holders of the Series H Shares shall forthwith cease.

Tax Election

The terms of the Series H Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that the corporate holders of Series H Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series I Shares

The following is a summary of certain provisions attaching to the Series I Shares as a series.

Definition of Terms

The following definitions are relevant to the Series I Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.85%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including December 31, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2016 and ending on and including December 31, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

Issue Price

The Series I Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series I Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable December 31, 2010 and will be Cdn$0.29795 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of October 5, 2010.

During each Subsequent Fixed Rate Period, the holders of Series I Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series I Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series I Shares.

The dividends on Series I Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series I Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series I Shares will not be redeemable by the Company prior to December 31, 2015. On December 31, 2015 and on December 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series I Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series I Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series I Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series I Shares. See “Risk Factors”.

Conversion of Series I Shares into Series J Shares

Holders of Series I Shares will have the right, at their option, on December 31, 2015 and on December 31 every five years thereafter (each, a “Series I Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series I Shares registered in their name into Series J Shares on the basis of one Series J Share for each Series I Share. If a Series I Conversion Date would otherwise fall on a day that is not a business day, such Series I Conversion Date shall be the immediately following business day. The conversion of Series I Shares may be effected upon notice given by the registered holders of the Series I Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series I Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series I Conversion Date, give notice in writing to the then registered holders of Series I Shares of the above-mentioned conversion right. On the 30th day prior to each Series I Conversion Date, the Company will give notice in writing to the then registered holders of the Series I Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series J Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series I Shares of the redemption on a Series I Conversion Date of all the Series I Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series I Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series I Shares and the right of any holder of Series I Shares to convert such Series I Shares will cease and terminate in that event.

Holders of Series I Shares will not be entitled to convert their shares into Series J Shares if the Company determines that there would remain outstanding on a Series I Conversion Date less than 1,000,000 Series J Shares, after having taken into account all Series I Shares tendered for conversion into Series J Shares and all Series J Shares tendered for conversion into Series I Shares. The Company will give notice in writing to all registered holders of Series I Shares of their inability to convert their Series I Shares at least seven days prior to the applicable Series I Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series I Conversion Date less than 1,000,000 Series I Shares, after having taken into account all Series I Shares tendered for conversion into Series J Shares and all Series J Shares tendered for conversion into Series I Shares, then, all, but not part, of the remaining outstanding Series I Shares will automatically be converted into Series J Shares on the basis of one Series J Share for each Series I Share, on the applicable Series I Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series I Shares at least seven days prior to the Series I Conversion Date.

Upon exercise by a registered holder of its right to convert Series I Shares into Series J Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series J Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series I Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series I Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series I Shares. Upon payment of such amounts, the holders of the Series I Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series I Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series I Shares are outstanding, the Company will not, without the approval of the holders of the Series I Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series I Shares) on shares of the Company ranking as to dividends junior to the Series I Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series I Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series I Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series I Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series I Shares and on all other shares of the Company ranking prior to or on a parity with the Series I Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series I Shares or other shares ranking prior to or on a parity with the Series I Shares in accordance with their terms or the issuance of Series I Shares as a result of the conversion of the Series J Shares in accordance with their terms, so long as any Series I Shares are outstanding, the Company will not, without the prior approval of the holders of the Series I Shares, create or issue any shares ranking prior to or on a parity with the Series I Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series I Shares if all dividends (whether or not declared) then payable on the Series I Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series I Shares as a series and any other approval to be given by the holders of the Series I Shares may be given by a written resolution signed by all the holders of the Series I Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series I Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series I Shares then present would form the necessary quorum. At any meeting of holders of Series I Shares as a series, each such holder shall be entitled to one vote in respect of each Series I Share held.

Voting Rights

The holders of the Series I Shares will not (except as otherwise provided by law and except for meetings of the holders of Series I Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series I Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series I Share held. Upon payment of the entire amount of all Series I Share dividends in arrears, the voting rights of the holders of the Series I Shares shall forthwith cease.

Tax Election

The terms of the Series I Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series I Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series J Shares

The following is a summary of certain provisions attaching to the Series J Shares as a series.

Definition of Terms

The following definitions are relevant to the Series J Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.85% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Commencement Date” means the last business day of each of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 1, 2016 and ending on and including March 30, 2016, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series J Shares will have an issue price of Cdn$25.00 per share.

Dividends

The holders of the Series J Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each Quarterly Floating Rate Period, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Company on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series J Shares. The Company will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series J Shares.

The dividends on Series J Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series J Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

Subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series J Shares by payment in cash of a per share sum equal to (i) Cdn$25.00 in the case of redemptions on December 31, 2020 and on December 31 every five years thereafter (each a “Series J Conversion Date”), or (ii) Cdn$25.50 in the case of redemptions on any date which is not a Series J Conversion Date after December 31, 2015, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed Quarterly Floating Rate Periods preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the Quarterly Floating Rate Period in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company). If a Series J Conversion Date would otherwise fall on a day that is not a business day, such Series J Conversion Date shall be the immediately following business day.

If less than all of the outstanding Series J Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series J Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series J Shares. See “Risk Factors”.

Conversion of Series J Shares into Series I Shares

Holders of Series J Shares will have the right, at their option, on a Series J Conversion Date, to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series J Shares registered in their name into Series I Shares on the basis of one Series I Share for each Series J Share. The conversion of Series J Shares may be effected upon written notice given by the registered holders of the Series J Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series J Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series J Conversion Date, give notice in writing to the then registered holders of the Series J Shares of the above-mentioned conversion right. On the 30th day prior to each Series J Conversion Date, the Company will give notice in writing to the then registered holders of Series J Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series I Shares for the next succeeding Subsequent Fixed Rate Period.

If the Company gives notice to the registered holders of the Series J Shares of the redemption on a Series J Conversion Date of all the Series J Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series J Shares of a Floating Quarterly Dividend Rate, an Annual Fixed Dividend Rate or of the conversion right of holders of Series J Shares and the right of any holder of Series J Shares to convert such Series J Shares will cease and terminate in that event.

Holders of Series J Shares will not be entitled to convert their shares into Series I Shares if the Company determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series I Shares, after having taken into account all Series J Shares tendered for conversion into Series I Shares and all Series I Shares tendered for conversion into Series J Shares.

The Company will give notice in writing to all registered holders of Series J Shares of their inability to convert their Series J Shares at least seven days prior to the applicable Series J Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series J Shares, after having taken into account all Series J Shares tendered for conversion into Series I Shares and all Series I Shares tendered for conversion into Series J Shares, then, all, but not part, of the remaining outstanding Series J Shares will automatically be converted into Series I Shares on the basis of one Series I Share for each Series J Share, on the applicable Series J Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series J Shares at least seven days prior to the Series J Conversion Date.

Upon exercise by a registered holder of its right to convert Series J Shares into Series I Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series I Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series J Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the

Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series J Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series J Shares. Upon payment of such amounts, the holders of the Series J Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series J Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series J Shares are outstanding, the Company will not, without the approval of the holders of the Series J Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series J Shares) on shares of the Company ranking as to dividends junior to the Series J Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series J Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series J Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series J Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series J Shares and on all other shares of the Company ranking prior to or on a parity with the Series J Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series J or other shares ranking prior to or on a parity with the Series J Shares in accordance with their terms or the issuance of Series J Shares as a result of the conversion of the Series I Shares in accordance with their terms, so long as any Series J Shares are outstanding, the Company will not, without the prior approval of the holders of the Series J Shares create or issue any shares ranking prior to or on a parity with the Series J Shares with respect to repayment of capital or payment of dividends, provided that the

Company may without such approval issue additional series of preferred shares ranking on a parity with the Series J Shares if all dividends (whether or not declared) then payable on the Series J Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series J Shares as a series and any other approval to be given by the holders of the Series J Shares may be given by a written resolution signed by all the holders of the Series J Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series J Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series J Shares then present would form the necessary quorum. At any meeting of holders of Series J Shares as a series, each such holder shall be entitled to one vote in respect of each Series J Share held.

Voting Rights

The holders of the Series J Shares will not (except as otherwise provided by law and except for meetings of the holders of Series J Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series J Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series J Share held. Upon payment of the entire amount of all Series J Share dividends in arrears, the voting rights of the holders of the Series J Shares shall forthwith cease.

Tax Election

The terms of the Series J Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that the corporate holders of Series J Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series K Shares

The following is a summary of certain provisions attaching to the Series K Shares as a series.

Definition of Terms

The following definitions are relevant to the Series K Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.51%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semiannual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including March 31, 2017.

“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2017 and ending on and including March 31, 2022 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

Issue Price

The Series K Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series K Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable June 29, 2012 and will be Cdn$0.34589 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of March 21, 2012.

During each Subsequent Fixed Rate Period, the holders of Series K Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series K Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series K Shares.

The dividends on Series K Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series K Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series K Shares will not be redeemable by the Company prior to March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series K Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series K Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series K Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series K Shares. See “Risk Factors”.

Conversion of Series K Shares into Series L Shares

Holders of Series K Shares will have the right, at their option, on March 31, 2017 and on March 31 every five years thereafter (each, a “Series K Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series K Shares registered in their name into Series L Shares on the basis of one Series L Share for each Series K Share. If a Series K Conversion Date would otherwise fall on a day that is not a business day, such Series K Conversion Date shall be the immediately following business day. The conversion of Series K Shares may be effected upon notice given by the registered holders of the Series K Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series K Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series K Conversion Date, give notice in writing to the then registered holders of Series K Shares of the above-mentioned conversion right. On the 30th day prior to each Series K Conversion Date, the Company will give notice in writing to the then registered holders of the Series K Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series L Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series K Shares of the redemption on a Series K Conversion Date of all the Series K Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series K Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series K Shares and the right of any holder of Series K Shares to convert such Series K Shares will cease and terminate in that event.

Holders of Series K Shares will not be entitled to convert their shares into Series L Shares if the Company determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series L Shares, after having taken into account all Series K Shares tendered for conversion into Series L Shares and all Series L Shares tendered for conversion into Series K Shares. The Company will give notice in writing to all registered holders of Series K Shares of their inability to convert their Series K Shares at least seven days prior to the applicable Series K Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series K Shares, after having taken into account all Series K Shares tendered for conversion into Series L

Shares and all Series L Shares tendered for conversion into Series K Shares, then, all, but not part, of the remaining outstanding Series K Shares will automatically be converted into Series L Shares on the basis of one Series L Share for each Series K Share, on the applicable Series K Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series K Shares at least seven days prior to the Series K Conversion Date.

Upon exercise by a registered holder of its right to convert Series K Shares into Series L Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series L Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series K Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series K Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series K Shares. Upon payment of such amounts, the holders of the Series K Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series K Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series K Shares are outstanding, the Company will not, without the approval of the holders of the Series K Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series K Shares) on shares of the Company ranking as to dividends junior to the Series K Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series K Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series K Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series K Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series K Shares and on all other shares of the Company ranking prior to or on a parity with the Series K Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series K Shares or other shares ranking prior to or on a parity with the Series K Shares in accordance with their terms or the issuance of Series K Shares as a result of the conversion of the Series L Shares in accordance with their terms, so long as any Series K Shares are outstanding, the Company will not, without the prior approval of the holders of the Series K Shares, create or issue any shares ranking prior to or on a parity with the Series K Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series K Shares if all dividends (whether or not declared) then payable on the Series K Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series K Shares as a series and any other approval to be given by the holders of the Series K Shares may be given by a written resolution signed by all the holders of the Series K Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series K Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series K Shares then present would form the necessary quorum. At any meeting of holders of Series K Shares as a series, each such holder shall be entitled to one vote in respect of each Series K Share held.

Voting Rights

The holders of the Series K Shares will not (except as otherwise provided by law and except for meetings of the holders of Series K Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series K Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series K Share held. Upon payment of the entire amount of all Series K Share dividends in arrears, the voting rights of the holders of the Series K Shares shall forthwith cease.

Tax Election

The terms of the Series K Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series K Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series M Shares

The following is a summary of certain provisions attaching to the Series M Shares as a series.

Definition of Terms

The following definitions are relevant to the Series M Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.98%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including March 31, 2020.

“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2020 and ending on and including March 31, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

Issue Price

The Series M Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series M Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.1875 per share. The initial dividend, if declared, will be payable June 30, 2015 and will be Cdn$0.38716 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of March 3, 2015.

During each Subsequent Fixed Rate Period, the holders of Series M Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series M Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series M Shares.

The dividends on Series M Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series M Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series M Shares will not be redeemable by the Company prior to March 31, 2020. On March 31, 2020 and on March 31 every five years thereafter, and subject to certain other restrictions set out in ‘‘Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series M Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series M Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series M Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series M Shares. See “Risk Factors”.

Conversion of Series M Shares into Series N Shares

Holders of Series M Shares will have the right, at their option, on March 31, 2020 and on March 31 every five years thereafter (each, a ‘‘Series M Conversion Date’’), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series M Shares registered in their name into Series N Shares on the basis of one Series N Share for each Series M Share. If a Series M Conversion Date would otherwise fall on a day that is not a business day, such Series M Conversion Date shall be the immediately following business day. The conversion of Series M Shares may be effected upon notice given by the registered holders of the Series M Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series M Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series M Conversion Date, give notice in writing to the then registered holders of Series M Shares of the above-mentioned conversion right. On the 29th day prior to each Series M Conversion Date, the Company will give notice in writing to the then registered holders of the Series M Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series N Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series M Shares of the redemption on a Series M Conversion Date of all the Series M Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series M Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series M Shares and the right of any holder of Series M Shares to convert such Series M Shares will cease and terminate in that event.

Holders of Series M Shares will not be entitled to convert their shares into Series N Shares if the Company determines that there would remain outstanding on a Series M Conversion Date less than 1,000,000 Series N Shares, after having taken into account all Series M Shares tendered for conversion into Series N Shares and all Series N Shares tendered for conversion into Series M Shares. The Company will give notice in writing to all registered holders of Series M Shares of their inability to convert their Series M Shares at least seven days prior to the applicable Series M Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series M Conversion Date less than 1,000,000 Series M Shares, after having taken into account all Series M Shares tendered for conversion into Series N Shares and all Series N Shares tendered for conversion into Series M Shares, then, all, but not part, of the remaining outstanding Series M Shares will automatically be converted into Series N Shares on the basis of one Series N Share for each Series M Share, on the applicable Series M Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series M Shares at least seven days prior to the Series M Conversion Date.

Upon exercise by a registered holder of its right to convert Series M Shares into Series N Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series N Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under ‘‘Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Company may at any time purchase for cancellation the whole or any part of the Series M Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series M Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series M Shares. Upon payment of such amounts, the holders of the Series M Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series M Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series M Shares are outstanding, the Company will not, without the approval of the holders of the Series M Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series M Shares) on shares of the Company ranking as to dividends junior to the Series M Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series M Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series M Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series M Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series M Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series M Shares and on all other shares of the Company ranking prior to or on a parity with the Series M Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series M Shares or other shares ranking prior to or on a parity with the Series M Shares in accordance with their terms or the issuance of Series M Shares as a result of the conversion of the Series N Shares in accordance with their terms, so long as any Series M Shares are outstanding, the Company will not, without the prior approval of the holders of the Series M Shares, create or issue any shares ranking prior to or on a parity with the Series M Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series M Shares if all dividends (whether or not declared) then payable on the Series M Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series M Shares as a series and any other approval to be given by the holders of the Series M Shares may be given by a written resolution signed by all the holders of the Series M Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series M Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series M Shares then present would form the necessary quorum. At any meeting of holders of Series M Shares as a series, each such holder shall be entitled to one vote in respect of each Series M Share held.

Voting Rights

The holders of the Series M Shares will not (except as otherwise provided by law and except for meetings of the holders of Series M Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series M Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series M Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series M Share held. Upon payment of the entire amount of all Series M Share dividends in arrears, the voting rights of the holders of the Series M Shares shall forthwith cease.

Tax Election

The terms of the Series M Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series M Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.